SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 2, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “Piltel Debt Exchange Transaction Closes; Smart Purchases PLDT’s Series K Preferred Shares in Piltel”.

July 2, 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Listing and Disclosure Group

4th Floor Philippine Stock Exchange Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

We refer to your fax letter of even date requesting us to confirm the veracity of the information contained in the news article entitled “PLDT agrees to sell Piltel stake to Smart”, published in today’s issue of The Philippine Star (Internet Edition).

Attached is a press announcement that addresses the matters set out in the above news report.

In addition, we advise that Smart Communications, Inc. is presently clarifying the necessity of and, if applicable, the timing and other requirements relating to a tender offer.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

July 2, 2004

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17 1(b) of the Securities Regulation Code, we are submitting herewith five (5) copies of our letter dated July 2, 2004 to the Philippine Stock Exchange, Inc. with an accompanying press announcement in connection with the news article entitled “PLDT agrees to sell Piltel stake to Smart”, published in today’s issue of The Philippine Star (Internet Edition).

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.2(C) THEREUNDER

1.                  2 July 2004

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. dated July 2, 2004 with an accompanying press announcement in connection with the news article entitled “PLDT agrees to sell Piltel stake to Smart”, published in today’s issue of The Philippine Star (Internet Edition).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 2 July 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PILTEL DEBT EXCHANGE TRANSACTION CLOSES;

SMART PURCHASES PLDT’S SERIES K PREFERRED SHARES IN PILTEL

Manila, Philippines, July 2, 2004 – Smart Communications, Inc (“Smart”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), announced today that it has successfully closed the Pilipino Telephone Corporation (“Piltel”) debt exchange transaction. This concludes the process begun in March this year when Smart invited various creditors of Piltel to exchange their indebtedness for various types of Smart debt and/or cash. By the end of the offer period, Smart had received offers from Piltel’s creditors representing approximately 69.4* per cent in aggregate of the outstanding restructured Piltel debt. In addition, it had received, from a significant portion of the Piltel creditors who did not participate in the transaction, waivers to certain provisions of the agreements governing Piltel’s restructured indebtedness, allowing Smart to close the transaction.

As a result, Smart is now Piltel’s largest creditor, holding US$289* million of Piltel’s US$417* million restructured debt. Based on the options chosen by the participating creditors, Smart has issued to them US$283* million in new debt and paid US$1.5 million in cash.

Further, in line with the previously announced intention of Smart to acquire PLDT’s equity holdings in Piltel, Smart today entered into a Sale and Purchase Agreement with PLDT to acquire the latter’s 59.3 million Series K convertible preferred shares in Piltel for P2.066 billion. At a later stage, Smart intends to acquire the common shares held by PLDT in Piltel, thereby consolidating PLDT’s wireless holdings.

Each of the Series K preferred shares is convertible into 170 shares of the common stock of Piltel. Smart intends to convert, as an initial step, 4.825 million of these 59.3 million preferred shares into 820.25 million common shares of Piltel. Such initial conversion will result in Smart owning 32.7 per cent of Piltel’s expanded common shares and diluting PLDT’s ownership to 30.5 per cent of Piltel. In aggregate therefore, ownership of Piltel by PLDT and Smart will be 63.2 per cent. The balance of 54.468 million preferred shares will be converted into common shares after Piltel has increased its authorized capital stock. On full conversion, PLDT and Smart together would own 92.1 per cent of the common stock of Piltel.

As disclosed by Piltel on June 30, 2004, Piltel’s Board of Directors has scheduled a special stockholders’ meeting on September 3, 2004 to consider the proposed increase in Piltel’s authorized capital stock.

*Any variations to amounts disclosed in previous statements are a result of changes in foreign exchange rates. The final foreign exchange rates (Japanese Yen to US Dollar and US Dollar to Philippine Peso) were fixed, based on market rates, on June 30, 2004.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

About Smart

Smart is the Philippines’ largest wireless services provider with over 15 million subscribers on its GSM network. A wholly-owned subsidiary of PLDT, Smart has introduced award-winning, world-first wireless services such as Smart Money and Smart Load. It is a founding member of the Asian Mobility Initiative which promotes cooperation in the development of wireless services among its seven member operators.

Further information can be obtained by visiting the web at www.smart.com.ph.

About Piltel

Piltel is the third largest wireless service operator in the Philippines. Starting out as the operator of a lone telephone exchange in 1968, the company is listed on the Philippine Stock Exchange (PSE:PLTL).

Piltel services over 3 million subscribers on its prepaid GSM service, Talk ‘N Text, which operates under a reseller arrangement with Smart. The Company also operates local exchange services in selected Luzon and Mindanao areas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: July 2, 2004